Exhibit 14.1

Selected unaudited financial statement data
as of and for the year ended March 31, 2003
of Crosswave Communications, Inc.

The following financial statement data as of and for the year ended March 31, 2003 of Crosswave Communications, Inc. has been reproduced from the financial statement data as of and for such fiscal year submitted by Crosswave to the Securities and Exchange Commission under cover of Form 6-K dated May 20, 2003.

We have not prepared or independently verified any of the following financial statement data, which represents a reproduction of publicly-available information. We believe that the following financial statement data of Crosswave was prepared on the basis that Crosswave was a going concern as of the date of its preparation, and has not been adjusted to reflect the adjustments that would be necessary if prepared other than on a going concern basis. In particular, this financial statement data was prepared and submitted to the SEC prior to the commencement of Crosswave’s corporate reorganization proceedings in August 2003 and should be read in that light.

CROSSWAVE COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the Year Ended March 31, 2003
(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD) Except for Per Share and ADS Data)(1)

	March 31, 2003

			% of Total
	USD (1)	JPY	Revenues

Revenues:
Data communication services	$156,262	¥18,449,852	100.0%
Cost and expenses:
Cost of data communication services	186,765	22,051,301	119.5
Depreciation and amortization	53,121	6,272,019	34.0
Sales and marketing	12,745	1,504,804	8.2
General and administrative	10,632	1,255,378	6.8

Total cost and expenses	263,263	31,083,502	168.5

Operating gain (loss)	(107,001)	(12,633,650)	(68.5)

Other income (expenses):
Gain (loss) on foreign currency exchange	(1,343)	(158,563)	(0.9)
Other	(15,858)	(1,872,329)	(10.1)

Income (loss) before income taxes	(124,202)	(14,664,542)	(79.5)

Minority interests in consolidated subsidiaries	116	13,666	0.1
Income taxes	—	—

Net income (loss)	(124,086)	(14,650,876)	(79.4%)

Basic Net Loss Per Share		(29,187)
Basic Net Loss Per ADS Equivalent(2)		(1,459.37)
Weighted Average Number of Shares		501,960
Weighted average number of ads equivalents(2)		10,039,200

Note (1):	The translations of Japanese yen amounts into US dollar amounts with respect to the year ended March 31, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY118.07=$1, the approximate rate of exchange on March 31, 2003.

Note (2):	Each ADS is equal to 1/20th of a share of common stock. The ADR ratio was changed to 1/20th on February 18, 2003.

CROSSWAVE COMMUNICATIONS INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of March 31, 2003
(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD))(1)

	March 31, 2003

	USD(1)	JPY	%

ASSETS
Current assets:
Cash and cash equivalents	8,275	977,083	1.3%
Accounts receivable—net	23,136	2,731,691	3.8
Receivable of proceeds from sale and lease back transactions	1,599	188,769	0.3
Other current assets	13,771	1,625,856	2.2

Total current assets	46,781	5,523,399	7.6

Property and equipment—net	542,985	64,110,221	88.7
Deposits and other assets	22,490	2,655,398	3.7

Total	612,256	72,289,018	100.0%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	—	—	—
Capital lease obligations—current portion	49,481	5,842,215	8.1
Long-term debt—current portion	23,091	2,726,359	3.8
Accounts payable	44,123	5,209,635	7.2
Accrued expenses	67,730	7,996,852	11.1
Other current liabilities	5,694	672,288	0.9

Total current liabilities	190,119	22,447,349	31.1

Capital lease obligations—noncurrent	180,395	21,299,266	29.4
Long-term debt—noncurrent	221,566	26,160,284	36.2
Other noncurrent liabilities	850	100,334	0.1

Total liabilities	592,930	70,007,233	96.8

Minority interest	561	66,251	0.1

Shareholders’ equity:
Common stock	258,275	30,494,526	42.2
Additional paid-in capital	157,049	18,542,796	25.7
Accumulated deficit	(396,602)	(46,826,873)	(64.8)
Accumulated other comprehensive income	43	5,085	0.0

Total shareholders’ equity	18,765	2,215,534	3.1

Total	612,256	72,289,018	100.0%

Note (1):	The translations of Japanese yen amounts into US dollar amounts with respect to March 31, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY118.07=$1, the approximate rate of exchange on March 31, 2003.

CROSSWAVE COMMUNICATIONS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the Year ended March 31, 2003
(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)) (1)

	March 31, 2003

	USD(1)	JPY

Operating Activities:
Net income (loss)	(124,086)	(14,650,876)
Depreciation and amortization	53,121	6,272,019
Unrealized foreign currency exchange (gain) loss	1,274	150,419
Minority interest in net income (loss) of consolidated subsidiaries	(116)	(13,666)
Decrease (increase) in accounts receivable	(4,096)	(483,632)
Decrease (increase) in other current assets	(4,549)	(537,099)
Decrease (increase) in other assets	(4,156)	(490,624)
Increase (decrease) in accounts payable	(5,243)	(618,979)
Increase (decrease) in accrued expenses and other current liabilities	9,875	1,165,914
Increase (decrease) in other noncurrent liabilities	421	49,677

Net cash provided by (used in) operating activities	(77,555)	(9,156,847)
Investing Activities:
Purchase of property and equipment	(154,772)	(18,273,958)
Decrease (increase) in other assets, net	(1,781)	(210,287)
Proceeds from sale and lease/installment back	152,239	17,974,875

Net cash provided by (used in) investing activities	(4,314)	(509,370)

Financing Activities:
Proceeds from issuance of stock acquisition right	1,905	225,000
Proceeds from long-term borrowings	84,696	10,000,000
Principal payments under capital leases	(41,279)	(4,873,823)
Principal payments under installment loans	(27,380)	(3,232,760)

Net cash provided by (used in) financing activities	17,942	2,118,417

Effect of Exchange Rate Changes on Cash	(1,276)	(150,660)

Net Increase (Decrease) in Cash and Cash equivalents	(65,203)	(7,698,460)

Cash and Cash equivalents at Beginning of Period	73,478	8,675,543

Cash and Cash equivalents at End of Period	8,275	977,083

Note (1):	The translations of Japanese yen amounts into US dollar amounts with respect to the year ended March 31, 2003 are included solely for the conveniences of readers outside Japan and have been made at the rate of JPY118.07=$1, the approximate rate of exchange on March 31, 2003.